

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2022

Daniel Barton
Chief Executive Officer
Forian Inc.
41 University Drive
Suite 400
Newtown, PA 18940

       Re: Forian Inc.
           Form 10-K for the Year Ended December 31, 2021
           Filed March 31, 2022
           Form 10-Q for the Quarter Ended March 31, 2022
           Filed May 13, 2022
           File No. 001-40146

Dear Mr. Barton:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Technology